EXHIBIT 99.1

Parnell Appoints Ellen B. Richstone and Dr. David K. Rosen to the Board of Directors

Appointments Increase the Board to Six Members, Three of Whom Are Independent

OVERLAND PARK, Kansas, Dec. 17, 2015 (GLOBE NEWSWIRE) -- Parnell Pharmaceuticals Holdings Ltd (Nasdaq:PARN), a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions, today announced the appointment of Ellen B. Richstone and Dr. David K. Rosen to its Board of Directors.  The appointments increase the Board to six directors, and the number of independent directors to three.

“Parnell is excited to announce the appointment of Ellen Richstone and Dr. David Rosen to our Board,” said Dr. Alan Bell, Chairman of Parnell.  “These additions bring significant finance and animal pharmaceutical experience to our Company.  We welcome both Ellen and David and look forward to the contributions they will make to our organization”

Ms. Richstone will serve has the Chair of the Audit Committee and will sit on the Compensation and Governance Committees.  Dr. Rosen will Chair the Nominating and Governance Committee and will be a member of the Audit and Compensation Committees.

Ms. Richstone is a former private company CEO, Fortune 500 CFO (Rohr Aerospace) and Fortune 500 Treasurer (Data General).  Her industry experience includes:  Computer Hardware/Software; Communications; Industrial Products; Lighting and Semiconductors; as well as experience in Consumer Products, Automotive, Aerospace and Financial Services.

Ms. Richstone currently sits on three public company boards and previously sat on other public and private boards including an S&P 500 Company until its sale to a large global consumer products company.  She was awarded the first annual Distinguished Director Award from the American College of Corporate Directors in 2013, was named to the Top 100 Board Diversity Candidates for Public Companies and currently sits on the Board of the National Association of Corporate Directors - New England.

Ms. Richstone received her Bachelor of Arts in Political Science from Scripps College. She holds a Master of Arts in International Affairs and Masters of Law and Diplomacy from the Fletcher School of Law and Diplomacy at Tufts University. She also holds an advanced professional certificate in Finance from New York University's Stern School of Business.

Dr. David Rosen is a healthcare executive with over 30 years of experience in the Animal Health, Pharmaceutical, Private Equity and Medical Device industries. He is currently President and CEO of eNeura Inc., a privately held medical device company specializing in the treatment and prevention of migraine headache. Dr. Rosen previously held senior executive positions as Founder, President and COO of Aratana Therapeutics, an animal health biopharmaceutical company and as Head of Corporate Out Licensing and Divestitures for Pfizer, Inc. in New York City.

Dr. Rosen has served on the Boards of Directors for several private companies including Ablative Solutions and AdjacentHealth Technologies as well as several not-for-profit organizations.

Dr. Rosen received a Bachelor of Science degree from the University of Wisconsin, Madison in Bacteriology and a Doctor of Veterinary Medicine degree from Iowa State University, College of Veterinary Medicine. He also earned a Board Certification in Feline Practice from the American Board of Veterinary Practitioners.

About Parnell

Parnell (PARN) is a fully integrated pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. Parnell currently markets five products for companion animals and production animals in 14 countries and augments its pharmaceutical products with proprietary software platforms – FETCH™ and mySYNCH®. These innovative technology solutions are designed to enhance the quality of life and/or performance of animals, while driving customers' operational efficiency and profitability. Parnell distinguishes itself in the industry by providing value-added solutions that position the Company as a true partner to their customers.

For more information on the company and its products, please visit www.parnell.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “develops,” “believes,” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements.  Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks include, but are not limited to, risks and uncertainties regarding Parnell’s research and development activities, its ability to conduct clinical trials of product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties, and other factors, including those described in Parnell’s Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on September 15, 2014, along with its  other reports filed with the SEC.  In light of these assumptions, risks, and uncertainties, the results and events discussed in any forward-looking statements contained in this press release might not occur.  Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this press release.  Parnell is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.